Mail Stop 6010

November 19, 2007

Dr. Michael Fonstein
Chief Executive Officer & President
Cleveland BioLabs, Inc.
11000 Cedar Ave.
Suite 290
Cleveland, Ohio 44106

>   **Re: Cleveland BioLabs, Inc.**
>   **Draft of Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed November 13, 2007**
>   **File No. 333-143755**

Dear Dr. Fonstein:

This is to advise you that we have limited our review of the above referenced registration statement to the issues identified below. We will make no further review of this filing.

Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Private Placement, page 4

1. Please explain why the common stock issuable on conversion of the preferred or exercise of the warrants decreased from 7,211,612 shares on March 16, 2007 to 6,944,538 on November 13, 2007.

Selling Stockholders, page 69

2. Because the investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. and an affiliate of Ramius Capital Group, L.L.C. is a NASD member, it appears that Portside Growth and Opportunity Fund is an affiliate of a broker-dealer. Please revise footnote 22 to indicate that this selling stockholder is an affiliate of

a broker-dealer. Alternatively, provide us an analysis as to why this selling stockholder is not an affiliate of a broker-dealer.

3. Your revised draft prospectus states that Basic Investors, Inc., one of the selling stockholders, is a registered broker-dealer. Your revised draft prospectus also indicates that some of the other selling stockholders are registered representatives of broker-dealers which makes them broker-dealers. These broker-dealers should be identified as underwriters, unless they received the shares as compensation for underwriting services. Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. In that regard, you must register the offering as a primary offering and you will not be eligible to conduct the offering on a delayed or continuous basis under Rule 415. If you determine you can proceed with this offering because all of the broker-dealers who are selling stockholders received their shares as underwriting compensation, please revise your disclosure to clarify which selling stockholders are broker-dealers and that they received their shares as underwriting compensation. Alternatively, you may also remove certain selling stockholders from the offering.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ram Padmanabhan, Esq.
    Katten Muchin Rosenman LLP
    525 West Monroe Street
    Chicago, Illinois 60661